ANGELO VENTURA

972 Roxas Avenue, Metro Manila, Philippines

       October 27, 2011

       Monarchy Resources Inc.
       243 Teresa Street, Sampalloc,
       Manila, Philippines

       Attention:  Directors:

       As per your request of an estimated timeline of completion of the work you have requested that I arrange to have undertaken on your property, I estimate four to six weeks from the date of this letter.

       Respectfully yours;

       "ANGELO VENTURA"

       ANGELO VENURA